THE LAW OFFICE OF

Ronald N. Vance & Associates, P. C.

Attorneys at Law

1656 Reunion Avenue

SUITE 250

South Jordan, UTAH 84095

Ronald N. Vance	TELEPHONE (801) 446-8802
Brian M. Higley	FAX (801) 446-8803
EMAIL: ron@vancelaw.us
EMAIL: brian@vancelaw.us

July 31, 2012

Tia L. Jenkins

Senior Assistant Chief Accountant

Office of Beverages, Apparel, and Mining

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Desert Hawk Gold Corp.

Form 10-K for the Fiscal Year Ended December 31, 2011

Filed April 5, 2012

File No. 333-169701

Dear Ms. Jenkins:

We are in receipt of your letter dated July 18, 2012, addressed to Desert Hawk Gold Corp. (the “Company”) in regard to the above-referenced annual report. We have been authorized by the Company to provide you the following responses to the comments in your letter:

Form 10-K for the Fiscal Year Ended December 31, 2011

Financial Statements

Report of Independent Registered Accounting Firm, page F-1

Comment #1: We note that the audit report provided by DeCoria, Maichel & Teague, PS does not make reference to the cumulative period from your date of entry into Exploration Stage (May 1, 2009) through December 31, 2011. If the financial information for the cumulative period has not been audited, clearly mark this information as unaudited. Otherwise, please obtain a revised report from your auditor that contains clarifying language in introductory and opinion paragraphs which indicates that they have audited the cumulative information.

Response: DeCoria, Maichel & Teague PS became the Company’s independent registered accounting firm in 2011 and as such did not audit the cumulative period from entry into Exploration Stage (May 1, 2009) through December 31, 2010. Thus, the firm’s audit opinion does not cover the cumulative period through December 31, 2011. In future filings, the cumulative period information will be labeled as ‘unaudited’.

Tia L. Jenkins

July 31, 2012

Note 11 – DMRJ Group Funding, page F-18

Comment #2: We note that you reduced the conversion price on the convertible notes held by West C Street, LLC and Ibearhouse LLC from $1.50 to $0.70 per share in conjunction with DMRJ Group transaction in July 2010. Please clarify whether this modification triggered accounting recognition in your financial statement and tell us how you considered FASB ASC Section 470-50 in determining your accounting for this transaction.

Response: The provisions of FASB ASC Section 470-50 were not considered in connection with the reduction in conversion rate. Management of the Company has determined that the difference in the fair value of the embedded conversion option from before the change compared to after the change was approximately $200,000 which is greater than 10% of the carrying value of the convertible notes ($600,000). However, management believed, at the time, that it was unlikely that the conversion option would ever be exercised and it would not be considered in determining the fair value of the debt instrument on the date of the amendment. Therefore, accounting for the reduction in conversion rate as a debt modification as opposed to debt extinguishment is appropriate.

Comment #3: We note that you recognized a loss on extinguishment of debt in the amount of $2,149,404 as a result of entering into the Fourth Amendment to the Investment Agreement with DMRJ Group on April 21, 2011. We understand that you believe that the amendment constituted a substantial modification of the debt based on you consideration of FASB ASC Section 470-50. Please address the following points:

•	Identify the underlying terms of the debt that changed as a result of the modification;

•	Describe the methods you used and underlying assumptions you made in determining whether the modification resulted in the new debt being substantially different than the old debt;

•	Quantify the percentage difference in the present value of cash flows under the terms of the new debt versus the remaining cash flows under the terms of the original debt at the time of modification;

•	Tell us whether you recorded the new debt instrument at fair value; and

•	Provide the journal entry that you made to record the extinguishment of debt.

Tia L. Jenkins

July 31, 2012

Response: In accordance with Amendment #4 of the DMRJ note, the following occurred:

•	The Yellow Hammer-related principal borrowing, prepaid interest, and repayment premium all became part of the principal balance and thus subject to the 15% interest rate.

•	The entire principal plus repayment premium plus interest will be due in 2012 starting 6/30/12.

•	Conversion features were added to the debt.

•	The Company issued 100,000 shares of the Series A-2 preferred stock to DMRJ as consideration for granting Amendment #4.

It was determined that the fair value of the 100,000 shares of the Series A-2 preferred stock granted with the amendment was $700,000 based on the conversion rate and the most recent cash sales of the Company’s common stock.

The principal balance of total DMRJ borrowings prior to the amendment was $3,500,000. Management realized that the preferred stock consideration by itself represented a 20% increase in the cash flows related to the debt on day one. Considering the other provisions of the amendment, such as rolling prepaid interest and the repayment premium into the principal (thus increasing future interest payments) and adding conversion features, it appeared apparent that the amendment was substantial and should be accounted for as a debt extinguishment in accordance with FASB ASC Section 470-50. No present value calculation of future cash flows was performed.

Management of the Company considered the preferred stock consideration as a ‘cash outflow’ based upon the following guidance from PricewaterhouseCoopers Accounting and Reporting Manual 5280.6414: “Under ASC 470-50-40-12, the cash flows of the new debt instrument include all cash flows specified by the terms of the new debt instrument plus any amounts paid by the debtor to the creditor less any amounts received by the debtor from the creditor as part of the exchange or modification. As used in ASC 470-50-40-12, the term ‘any amounts paid’ is vague in that it does not indicate if the amounts must be cash or whether non-cash consideration such as warrants or preferred stock is considered an amount paid. When consideration paid to the creditor includes additional financial instruments such as warrants, preferred stock, options, etc., we believe the fair value of the warrants, preferred stock or other instruments received on the date of issuance should be included as a day one cash flow for purposes of the 10 percent test.”

The new debt was recorded at fair value on the date of the amendment. The fair value was determined to be the new principal balance of $4,529,410.

Tia L. Jenkins

July 31, 2012

The following journal entry was recorded to account for the extinguishment of debt.

	DR	CR

Loss on extinguishment of debt	755,000
Preferred stock		100
Additional paid-in capital		699,900
Cash		55,000
To record consideration associated with debt amendment

Loss on extinguishment of debt	1,029,410
DMRJ debt		1,029,410
To record the addition to principal balance for prepaid interest/repayment premium

Loss on extinguishment of debt	364,994
Debt Discount - unamortized balance		364,994
To eliminate the balance of debt discount amortized thru date of amendment

Total debit to loss on extinguishment	$2,149,404

Reconciliation:
Net carrying value of debt before amendment
Principal	$3,500,000
Debt Discount	(364,994)
	3,135,006
Fair value of new debt	4,529,410
Difference	(1,394,404)
Additional consideration paid	(755,000)
Loss on extinguishment	$(2,149,404)

The Company has authorized me to convey to you that it acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Please feel free to contact the Company if further information is required.

Sincerely,

/s/ Ronald N. Vance

cc:	Robert E. Jorgensen, CEO

DeCoria, Maichel & Teague, PS